January 31, 2008

VIA FACSIMILE AND EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler
                Assistant Director

RE:	Nastech Pharmaceutical Company Inc. Registration Statement on Form S-3 Filed January 22, 2008 File No. 333-148771

Ladies and Gentlemen:

     Nastech Pharmaceutical Company Inc. (the “Company”) hereby requests an acceleration of the effective date of the above-captioned registration statement to 2:00 P.M., Eastern Time on Monday, February 4, 2008, or as soon thereafter as may be practicable.

     We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the filing is effective does not foreclose the Commission from taking any action with respect to the registration statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the registration statement. We understand that we may not assert staff comments to the registration statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In making this request for acceleration, we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

     Thank you for your consideration of this request. Should you have any questions or require additional information, please contact the undersigned or our counsel, Lawrence Remmel, Esq., of Pryor Cashman LLP at (212) 326-0881.

Sincerely,

/s/ Bruce R. York Bruce R. York Interim Chief Financial Officer